

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Richard Ackerman
Chief Executive Officer
Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, FL 33483

> **Re: Big Rock Partners Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 19, 2021**
> **File No. 333-252479**

Dear Mr. Ackerman:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1. We note your response to prior comment 2 and revised disclosure indicating that the Nasdaq listing condition can be waived. Please revise to update this disclosure to indicate whether each party has made a determination as to whether to waive or not waive the condition. To the extent that any party has not made a determination concerning waiver, please (i) revise to clarify when such waiver decision would be made and (ii) note that we may have additional comment.

2. We note that the second paragraph highlights Fast Track designation for RLF-100 as well as a commercial partnership and global commercialization. Accordingly, please revise this paragraph to clarify that the product candidate has not been approved by FDA.

Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 22

3. We refer to prior comment 16 and re-issue in part. Please revise the Prospectus Summary to clarify whether FDA denied or refused to grant NeuroRx's September 2020 application for emergency use authorization for ZYESAMI.

Risk Factors, page 44

4. With reference to your disclosure on page 198, please revise to add a risk factor to highlight that FDA has not explained how it will determine whether efficacy has been demonstrated in the context of an Emergency Use Authorization request relating to COVID-19 with Respiratory Failure (COVID-AIV).

Our product candidates are in Phase IIb/III of clinical testing., page 47

5. We note your response to prior comment 4. Your revised disclosures on pages 47-48 indicate that the Phase IIb/III trial was "successful" and that achievement of the stated primary endpoint in the second trial would qualify as a second Phase III trial in support of an NDA for ZYESAMI. Please tell us the basis for these statements. Also, revise to clarify that safety and efficacy determinations are within FDA's purview and that trial results do not guarantee regulatory approval.

6. Your revised disclosure in this section states that ZYESAMI will be evaluated in a second Phase III clinical trial in which the primary endpoint is increased likelihood of recovery from respiratory failure at 90 days compared to placebo. However, your disclosure in the preceding sentence and on page 192 indicates that ZYESAMI will be compared to remdesivir. Please reconcile your disclosure or advise.

We do not anticipate maintaining orphan drug protection for the treatment of COVID-19., page 51

7. We note your revised disclosures on pages 52 and 230 in response to prior comment 5; however, your risk factor header on page 51 continues to imply that NeuroRx currently has orphan drug protection for the treatment of COVID-19. Accordingly please revise the header or advise.

We must enter into agreements with, and depend upon, one or more partners..., page 72

8. We note your response to prior comment 6 and re-issue. Your disclosure remains unclear as to whether NeuroRx's plan is for the collaboration agreement with Relief Therapeutics to provide the funding necessary to commercialize ZYESAMI in the markets covered under the agreement. Please revise or advise.

Business of NeuroRx, page 187

9. We note your response to prior comment 12 and revised disclosure. We further note your statement that the Phase IIB/III trial of ZYESAMI (the "Intravenous Trial") met its

primary prespecified endpoint "when adjusting for ventilation status and treatment site." However, your disclosure on pages 191 and 198-199 indicates that the Intravenous Trial did not achieve statistical significance before controlling for ventilation status and treatment site. Please revise your disclosure on page 187 and throughout the Business of NeuroRx section to clearly state whether or not the Intravenous Trial met its primary prespecified endpoint before making any adjustments to trial data.

10. Please revise to ensure consistent disclosure in the proxy/prospectus concerning the Intravenous Trial, including: (i) the endpoint of this trial, (ii) whether or not ZYESAMI met the primary endpoint, before any adjustments, and (iii) the associated p-values(s). For instance, your disclosure on page 192 indicates that "ZYESAMI met the primary endpoint for successful recovery from respiratory failure at days 28 (P = .014) and 60 (P = .013); however, your disclosure in the fourth paragraph on page 198 states that at 28 days the P value was at .08, a difference that does not meet the conventional P<.05 threshold for statistical significance.

11. We note your response to prior comment 13 and re-issue in part. While your revised disclosure discusses the intellectual property coverage of NRX-101, there is no discussion of the intellectual property coverage of ZYESAMI. Please revise the Business of NeuroRx section, where appropriate, to disclose the scope of the patent protection, or other IP coverage, for ZYESAMI. To the extent that NeuroRx does not own or license any patents that relate to ZYESAMI, please add risk factor disclosure or advise.

General

12. Your proxy/prospectus indicates that BRPA will hold its annual meeting on May 24, 2021 at 8:30 a.m., eastern time and that BRPA shareholders must demand conversion of their shares to cash and deliver the shares to BRPA's transfer agent physically or electronically "*no later than two business days prior to the vote at the meeting*." With reference to Rule 14a-9, please explain how your processes ensure that BRPA shareholders will have sufficient time to make: (i) an informed voting decision regarding the Business Combination Proposal and other meeting proposals and (ii) an informed investment decision with respect to their conversion rights. In addition, we refer you to the guidance set forth in Release No. 34-33768 (March 16, 1994) which reminds registrants that proxy materials "must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator."

You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey M. Gallant, Esq.